UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

     For the month of February 2015

Commission File Number 000-49995

Argentex Mining Corporation
(Translation of registrant’s name into English)

Suite 835 – 1100 Melville Street, Vancouver, British Columbia V6E 4A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

February 25, 2015

Item 3	News Release

The news release was disseminated through Marketwire on February 27, 2015.

Item 4	Summary of Material Change

Effective February 25, 2015, the Company granted an aggregate total of 900,000 options to three directors at a price of C$0.05 per share. The options have a three year term and vest immediately.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Effective February 25, 2015, the Company granted an aggregate total of 900,000 options to three directors at a price of C$0.05 per share. The options have a three year term and vest immediately.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Jeff Finkelstein, CFO, Corporate Secretary & Treasurer

Tel: (604) 568-2496

Item 9	Date of Report

February 27, 2015

Argentex Announces Grant of Stock Options

Vancouver, BC, Canada – February 27, 2015 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCQB: AGXMF) announces that effective February 25, 2015, it granted stock options to purchase an aggregate of 900,000 shares of its common stock to three of the Company’s six independent directors, who elected to receive their 2015 director fee in stock options instead of a cash retainer of CDN$5,000. Each of these three directors received 300,000 stock options.

The options granted are exercisable for three years at an exercise price of CDN$0.05 and are subject to the terms and conditions of the Company’s 2012 Stock Option Plan, a stock option agreement on the Company’s standard form, and the approval of the TSX Venture Exchange. The options vest immediately.

About Argentex

Argentex Mining Corporation is an exploration company focused on advancing its Pingüino silver-gold project in Santa Cruz, Argentina. In total, Argentex owns 100% of the mineral rights to more than 27 properties located within approximately 107,000 hectares of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Michael Brown"
President and CEO

For additional information please contact:

Michael Brown
President and CEO
Phone: 604-568-2496
Email: info@argentexmining.com
www.argentexmining.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Argentex Mining Corporation

/s/ Jeff Finkelstein
Jeff Finkelstein, CFO, Corporate Secretary & Treasurer
Date: February 27, 2015